UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            InfuSystem Holdings, Inc.
         -------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
         -------------------------------------------------------------
                         (Title of Class of Securities)

                                    411357106
         -------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2008
         -------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

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--------------------------------------------------------------------------------

CUSIP No. 411357106

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         FTN Equity Capital Markets Corp.
         01-0635529

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [ ]
         (b) [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF         5. SOLE VOTING POWER                     1,671,946
SHARES
BENEFICIALLY      6. SHARED VOTING POWER                   0
OWNED BY
EACH              7. SOLE DISPOSITIVE POWER                1,671,946
REPORTING
PERSON WITH       8. SHARED DISPOSITIVE POWER              0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,671,946

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

         [x]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         9.0%

12.      TYPE OF REPORTING PERSON

         BD

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ITEM 1.

         (a)   NAME OF ISSUER InfuSystem Holdings, Inc.

         (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES 1551 East Lincoln Avenue, Suite 200, Madison Heights, Michigan 48071

ITEM 2.

         (a)   NAME OF PERSON FILING FTN Equity Capital Markets Corp.

         (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE 1301 East Ninth Street, Cleveland, Ohio 44114

         (c)   CITIZENSHIP Delaware

         (d)   TITLE OF CLASS OF SECURITIES Common Stock

         (e)   CUSIP NUMBER 411357106

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
         (c), CHECK WHETHER THE PERSON FILING IS A:

         (a)   [x]     Broker or dealer registered under Section 15 of the Act
                       (15 U.S.C. 78o).

         (b)   [ ]     Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
                       78c).

         (c)   [ ]     Insurance Company as defined in Section 3(a)(19) of the
                       Act (15 U.S.C. 78c).

         (d)   [ ]     Investment Company registered under Section 8 of the
                       Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)   [ ]     An investment adviser in accordance with Rule
                       240.13d-1(b)(1)(ii)(E);

         (f)   [ ]     An employee benefit plan or endowment fund in accordance
                       with Rule 240.13d-1(b)(1)(ii)(F);

         (g)   [ ]     A parent holding company or control person in accordance
                       with Rule 240.13d-1(b)(1)(ii)(G);

         (h)   [ ]     A savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)   [ ]     A church plan that is excluded from the definition of an
                       investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)   [ ]     Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1(c), check this box [ ]

ITEM 4.  OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)   Amount Beneficially Owned:

               FTN Equity Capital Markets Corp. may be deemed to beneficially own 1,671,947 shares of the Issuer's Common Stock. This number includes 287,140 shares held by FTN Equity Capital Markets Corp. FTN Equity Capital Markets Corp. also controls 666,666 currently exercisable options and 1,666,666 warrants. Under the terms of the options and warrants, FTN Equity Capital Markets Corp. may only exercise the options and warrants to the extent that such exercise would not cause FTN Equity Capital Markets Corp.'s ownership of Issuer to exceed 9% of Issuer's outstanding shares. As a result, since as of October 30, 2008, the Issuer had 17,192,377 shares outstanding, as disclosed by the Issuer on its Form 10-Q filed on November 5, 2008 (which number includes the 287,140 shares FTN Equity Capital Markets Corp. owns outright), FTN Equity Capital Markets Corp. has the power to exercise up to 1,384,807 options or warrants to reach the 9% limit on its control of Issuer's outstanding shares.

         (b)   Percent of Class:

               9.0%

         (c)   Number of shares as to which such person has:

               (i)     sole power to vote or to direct the vote        1,671,946

               (ii)    shared power to vote or to direct the vote      0

               (iii)   sole power to dispose or to direct the
                       disposition of                                  1,671,946

               (iv)    shared power to dispose or to direct the
                       disposition of                                  0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
         [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                        SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             By: /s/ Sal Raffa
                                             Name: Sal Raffa
                                             Title: Chief Financial Officer
                                             Date:  February 13, 2009